UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 25, 2010

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: August 25 2010	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	25 August 2010
Number	22/10

BHP BILLITON RESULTS FOR THE YEAR ENDED 30 JUNE 2010

•	Another strong set of financial results, with growth in Underlying EBITDA and Attributable profit (excluding exceptional items) of 10% and 16% respectively.

•	Record sales volumes achieved in iron ore, metallurgical coal and petroleum with local currency costs well controlled across the Group.

•	Underlying EBIT margin(1) of 41% and Underlying return on capital of 26% demonstrates the strength of our uniquely diversified business model.

•	Continued investment in our business successfully delivered another five growth projects.

•	Cash flow for the year remained strong and resulted in net debt declining further to US$3.3 billion while net gearing declined to 6%.

•	Final dividend of 45 US cents per share, resulting in a dividend for the full year of 87 US cents per share.

Year ended 30 June	2010 US$M	2009 US$M	Change %
Revenue	52,798	50,211	5.2%
Underlying EBITDA(2)	24,513	22,275	10.0%
Underlying EBIT(2) (3)	19,719	18,214	8.3%
Profit from operations	20,031	12,160	64.7%
Attributable profit – excluding exceptional items	12,469	10,722	16.3%
Attributable profit	12,722	5,877	116.5%
Net operating cash flow(4)	17,920	18,863	(5.0)%
Basic earnings per share – excluding exceptional items (US cents)	224.1	192.7	16.3%
Basic earnings per share (US cents)	228.6	105.6	116.5%
Underlying EBITDA interest coverage (times)(2) (5)	64.4	56.8	13.4%
Dividend per share (US cents)	87	82	6.1%

Refer to page 14 for footnotes, including explanations of the non-GAAP measures used in this announcement. The above financial results are prepared in accordance with IFRS and are unaudited. All references to the prior period are to the year ended 30 June 2009 unless otherwise stated.

News Release

RESULTS FOR THE YEAR ENDED 30 JUNE 2010

Commentary on the Group Results

BHP Billiton delivered another strong set of results despite significant volatility in the macro economic environment with growth in Underlying EBITDA and Attributable profit (excluding exceptional items) of 10 per cent and 16 per cent, respectively. Record sales volumes were achieved in three of our major commodities as our focus on efficiency and productivity at all points in the cycle ensured we were well positioned to capitalise on the recovery in demand and prices. Local currency costs were well controlled across the Group, however the weaker US dollar had a negative exchange rate impact of US$2,150 million.

The combination of these factors underpinned strong margins and returns. For the sixth consecutive year, BHP Billiton recorded an Underlying EBIT margin of around 40 per cent, while Underlying return on capital for the past financial year was 26 per cent. Excluding capital investment associated with projects not yet in production, Underlying return on capital was 30 per cent.

Operating cash flow for the year remained strong at US$17,920 million and resulted in net debt declining further to US$3,308 million, with net gearing falling to six per cent. These results continue to demonstrate the strength of our uniquely diversified business model and world class, low cost asset portfolio.

We invested heavily in our business and successfully delivered another five growth projects including those in petroleum and iron ore. We approved two major growth projects (with a combined budget of US$695 million) and made pre-commitments totalling US$2,237 million (BHP Billiton share) to accelerate early works for another four. To underline the depth of our project pipeline, we have 20 projects in various stages of execution and definition with an estimated budget in excess of US$25 billion.

In the Pilbara (Australia), we continued to progress the proposed Iron Ore Production Joint Venture with Rio Tinto with a key focus on gaining regulatory approval. We also bolstered our upstream resource base with the acquisition of Athabasca Potash Inc. (Canada) and United Minerals Corporation NL (Australia, iron ore).

On 18 August 2010, BHP Billiton announced its intention to make an all-cash offer to acquire all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc. (PotashCorp), at a price of US$130 in cash per PotashCorp common share.

Outlook

Economic Outlook

BHP Billiton remains cautious on the short term outlook for the global economy. After a period of rapid recovery in the developing world, economies such as Brazil and India have returned to full output and the focus has now shifted away from supporting growth, towards controlling inflation. In China, the government has implemented meaningful measures aimed at controlling rapid economic expansion and asset inflation. Fiscal policy has been adjusted with renewed focus on the economy’s inevitable transition away from a dependence on investment, towards more balanced, consumption led growth. With this recent policy tightening, property sales volumes and prices have started to decline in Tier 1 cities over the last quarter. While BHP Billiton sees these measures as the normal continuation of China’s economic management, we do expect Chinese Gross Domestic Product (GDP) growth to slow towards the more sustainable level of circa eight per cent in the first half of fiscal year 2011.

Uncertainty continues to surround the developed world as governments adjust fiscal policies following a period of significant stimulus and subsequent increase in sovereign debt levels. Significant public spending cuts and higher taxes have been announced in Europe, however are yet to be fully implemented, implying the inevitable negative impact on growth from fiscal consolidation remains ahead. Industrial output, a core measure of economic activity, remains well below previous peaks despite the positive impact attributable to re-stocking that now appears largely complete. In the absence of any additional inventory adjustment, improvement in end demand is essential to drive overall economic growth. Some positive signs have emerged, with strong private investment in equipment and software seen in some parts of the United States economy, although ongoing de-leveraging and weak confidence are hampering efforts to revive demand.

BHP Billiton Results for the year ended 30 June 2010

Despite our short term caution, we remain positive on the longer term prospects for the global economy, driven by the continuing urbanisation and industrialisation of emerging economies. This path, however, will not be without volatility, reflecting normal business cycles.

Commodities Outlook

Following a broad recovery in prices for the majority of BHP Billiton’s products, the short term outlook for commodities is mixed. There is strong physical demand for some commodities, such as copper, where consumers are restocking and premiums continue to rise. Elsewhere, there is weaker demand for those commodities where short term demand is likely to be satisfied by inventory rather than primary supply.

With global steel production running ahead of real demand in the quarter ended June 2010, we expect output to soften from the record highs achieved in April this year. This will impact near term demand for steel making raw materials, however the fundamentals remain strong in those commodities, particularly iron ore, where there is a lack of low cost supply response expected over the next one to two years.

In the medium term, we expect commodity demand to remain heavily dependent on emerging market demand as the gradual withdrawal of government stimulus is expected to constrain growth in the developed world. While China’s rapid growth is expected to slow from recent highs, domestic consumption is expected to remain strong and investment spending is likely to remain commodity intensive.

There is no change to our expectation of strong growth in demand for our commodities in the longer term. With long run prices determined by the marginal cost of supply, our position at the lower end of the cost curve is expected to underpin strong margins and investment returns.

Growth Projects

During the period, we completed five major growth projects (oil and gas, iron ore, alumina and energy coal). Highlighting our commitment to re-invest through the cycle, we approved two major growth projects (base metals and energy coal) and made pre-commitments of US$2,237 million for another four (iron ore, metallurgical coal and potash).

Completed projects

Customer Sector Group	Project	Capacity(i)	Capital expenditure (US$M)(i)				Date of initial production(ii)
			Budget		Actual		Target			Actual
Petroleum	Pyrenees (Australia) BHP Billiton – 71.43%	96,000 barrels of oil and 60 million cubic feet gas per day	1,200		1,247		H1	2010		H1	2010

Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton – 36%	2 million tonnes per annum of additional alumina capacity	900	(iv)	851		Q2	2009	(iv)	Q3	2009

Iron Ore	WA Iron Ore Rapid Growth Project 4 (Australia) BHP Billiton – 86.2%	26 million tonnes per annum of additional iron ore system capacity	1,850		1,850	(iii)	H1	2010		H2	2009

Energy Coal	Klipspruit (South Africa) BHP Billiton – 100%	1.8 million tonnes per annum export and 2.1 million tonnes per annum domestic thermal coal	450		400	(iii)	H2	2009		H2	2009

	Newcastle Third Port Project (Australia) BHP Billiton – 35.5%	30 million tonnes per annum export coal loading facility	390		390	(iii)		2010		H1	2010

			4,790		4,738

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.
(iii)	Number subject to finalisation.
(iv)	As per revised budget and schedule.

News Release

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity(i)	Budgeted capital expenditure (US$M)(i)	Target date for initial production(ii)

Petroleum	Angostura Gas Phase II (Trinidad and Tobago) BHP Billiton – 45%	280 million cubic feet of gas per day	180	H1 2011

	Bass Strait Kipper(iii) (Australia) BHP Billiton – 32.5% - 50%	10,000 barrels of condensate per day and processing capacity of 80 million cubic feet gas per day	500	2011

	Bass Strait Turrum(iii) (Australia) BHP Billiton – 50%	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day	625	2011

	North West Shelf CWLH Extension (Australia) BHP Billiton – 16.67%	Replacement vessel with capacity of 60,000 barrels of oil per day	245	2011

	North West Shelf North Rankin B Gas Compression (Australia) BHP Billiton – 16.67%	2,500 million cubic feet of gas per day	850	2012

Aluminium	Worsley Efficiency and Growth (Australia) BHP Billiton – 86%	1.1 million tonnes per annum of additional alumina capacity	1,900	H1 2011

Iron Ore	WA Iron Ore Rapid Growth Project 5 (Australia) BHP Billiton – 85%	50 million tonnes per annum additional iron ore system capacity	4,800	H2 2011

Energy Coal	Douglas-Middelburg Optimisation (South Africa) BHP Billiton – 100%	10 million tonnes per annum export thermal coal and 8.5 million tonnes per annum domestic thermal coal (sustains current output)	975	Mid 2010

			10,075

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.
(iii)	Schedule and budget under review following advice from operator.

Projects approved during the June 2010 financial year

Customer Sector Group	Project	Capacity(i)	Budgeted capital expenditure (US$M)(i)	Target date for initial production(ii)

Base Metals	Antamina Expansion (Peru) BHP Billiton – 33.75%	Increases ore processing capacity to 130,000 tonnes per day	435	Q4 2011

Energy Coal	MAC20 Project (Australia) BHP Billiton – 100%	Increases saleable thermal coal production by approximately 3.5 million tonnes per annum	260	H1 2011

			695

(i)	All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.
(ii)	References are based on calendar years.

BHP Billiton Results for the year ended 30 June 2010

The Income Statement

To provide clarity into the underlying performance of our operations, we present Underlying EBIT which is a measure used internally and in our Supplementary Information that excludes any exceptional items. The differences between Underlying EBIT and Profit from operations are set out in the following table:

Year ended 30 June	2010 US$M	2009 US$M
Underlying EBIT	19,719	18,214
Exceptional items (before taxation)	312	(6,054)

Profit from operations	20,031	12,160

Refer to page 8 for details of the Exceptional items.

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the year ended June 2010 compared with the year ended June 2009:

	US$M	US$M
Underlying EBIT for the year ended 30 June 2009		18,214
Change in volumes:
Increase in volumes	2,142
Decrease in volumes	(206)
		1,936
Net price impact:
Change in sales prices	778
Price-linked costs	241
		1,019
Change in costs:
Costs (rate and usage)	(2)
Exchange rates	(2,150)
Inflation on costs	(400)
		(2,552)
Asset sales		82
Ceased and sold operations		526
New and acquired operations		966
Exploration and business development		239
Other		(711)
Underlying EBIT for the year ended 30 June 2010		19,719

Volumes

Strong performance from steelmaking raw materials was the major contributor to the volume related increase in Underlying EBIT of US$1,936 million. In that context, our strategy to maximise production from our low cost assets at all points in the cycle ideally positioned our Metallurgical Coal and Manganese businesses to capitalise on the improvement in market demand. In Western Australia’s Pilbara region, ongoing commitment to growth delivered the tenth consecutive record in iron ore sales while a recovery in pellet demand enabled Samarco (Brazil) to return to full capacity.

Solid operating performance was recorded across the remaining Customer Sector Groups (CSGs). In Base Metals, Escondida (Chile) and Cannington (Australia) both benefited from higher throughput and grade whilst Olympic Dam (Australia) and Spence (Chile) were impacted by unplanned interruptions.

Escondida production is expected to decline by five to 10 per cent in the 2011 financial year, mainly due to lower grade.

News Release

Prices

Prices (including the impact of linked costs) increased Underlying EBIT by US$1,019 million with iron ore and the base and precious metals complex contributing US$5,265 million of the benefit. Lower prices for coal (both forms) and manganese were the offsetting factors and reduced Underlying EBIT by US$4,401 million.

Price-linked costs were US$241 million lower than the corresponding period.

During the second half of the financial year, the old benchmark pricing system for iron ore and metallurgical coal was substantially replaced by shorter term market based pricing. The transformation ensures the majority of BHP Billiton’s bulk commodities (iron ore, manganese, metallurgical coal and energy coal) are now linked to market based prices.

Costs

Excluding the significant impact of a weaker US dollar and an increase in non-cash items (US$219 million), costs were well controlled across the Group, adding US$217 million to Underlying EBIT in the period.

Raw materials, including fuel and energy, generated the greatest benefit and increased Underlying EBIT by US$576 million although the majority of the benefit was non structural in nature.

In contrast, higher labour and contractor rates continued to negatively impact the cost base, particularly in South America and Australia. At Spence, Escondida and Cerro Colorado (Chile), one-off wage negotiations, bonuses and contractor payments reduced Underlying EBIT by US$145 million. Similarly, Western Australia’s higher labour costs associated with the tight labour market reduced Western Australia Iron Ore Underlying EBIT by US$45 million.

Non-cash and other items reduced Underlying EBIT by a combined US$537 million. The major negative factors were higher depreciation in Western Australia Iron Ore and a provision for a payment to the West Australian (State) Government that is expected to follow the recently announced amendments to the State Agreements.

Exchange rates

A weaker US dollar against all producer currencies reduced Underlying EBIT by US$2,150 million. The Australian operations were the most impacted with the strong Australian dollar decreasing Underlying EBIT by US$1,779 million.

The following exchange rates against the US dollar have been applied:

	Year ended 30 June 2010 Average	Year ended 30 June 2009 Average	30 June 2010 Closing	30 June 2009 Closing	30 June 2008 Closing
Australian dollar(i)	0.88	0.75	0.85	0.81	0.96
Chilean peso	529	582	545	530	522
Colombian peso	1,970	2,205	1,920	2,159	1,899
Brazilian real	1.80	2.08	1.81	1.95	1.60
South African rand	7.59	9.01	7.68	7.82	7.91

(i)	Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressure on input costs across all businesses had an unfavourable impact on Underlying EBIT of US$400 million. The effect was most evident in Australia and South Africa.

Asset Sales

The profit on the sale of assets increased Underlying EBIT by US$82 million. This was mainly due to the profit that followed dissolution of the Douglas Tavistock Joint Venture arrangement (South Africa).

BHP Billiton Results for the year ended 30 June 2010

Ceased and sold operations

Lower operational losses for Yabulu and Ravensthorpe (both Australia) and the Suriname alumina refinery, which were sold during the year ended June 2010, resulted in a favourable impact on Underlying EBIT of US$526 million.

New and acquired operations

New greenfield assets are reported in new and acquired operations variance until there is a full year comparison. BHP Billiton operated oil and gas facilities, Shenzi (USA) and Pyrenees (Australia), contributed an additional US$966 million to Underlying EBIT in the period.

Exploration and business development

Exploration expense was broadly flat for the year at US$1,030 million. Within minerals (US$467 million expense) the focus centred upon copper in Chile and Zambia, nickel in Australia, manganese in Gabon, and diamonds in Canada. Exploration for iron ore, coal, bauxite, potash and manganese was also undertaken in a number of regions including Australia, Canada, South America, Russia and Africa.

The Petroleum CSG’s exploration expense increased to US$563 million as the business commenced a multi year drilling campaign.

Expenditure on business development was US$195 million lower than the corresponding period. This was mainly due to reduced activity in the Base Metals and Stainless Steel Materials CSGs.

Other

Other items decreased Underlying EBIT by US$711 million, predominantly due to the influence of third party product sales and the fair value adjustment of derivative contracts.

Net finance costs

Net finance costs decreased to US$459 million from US$543 million in the corresponding period. This was primarily driven by higher levels of capitalised interest.

Taxation expense

The taxation expense including royalty-related taxation and tax on exceptional items was US$6,563 million. This represented an effective rate of 34 per cent on profit before tax including exceptional items of US$59 million. Excluding the impacts of exceptional items, the taxation expense was US$6,504 million.

Exchange rate movements increased the taxation expense by US$106 million predominantly due to the revaluation of local currency tax liabilities and other monetary items which amounted to US$502 million. This was offset by the increase in the US dollar value of future tax depreciation of US$396 million.

Royalty-related taxation represents an effective rate of two per cent for the current period. Excluding the impacts of royalty-related taxation, the impact of exchange rate movements included in taxation expense and tax on exceptional items, the underlying effective rate was 31 per cent.

Government imposed royalty arrangements which are calculated by reference to profits (revenue net of allowable deductions) after the adjustment for items comprising temporary differences, is reported as royalty-related taxation. Other royalty and excise arrangements which do not have these characteristics are recognised as operating costs (US$1,653 million).

News Release

Exceptional Items

On 22 February 2010 a settlement was reached in relation to the Pinal Creek (US) groundwater contamination which resulted in other parties taking on full responsibility for ground water remediation and partly funding the Group for past and future rehabilitation costs. As a result, a gain of US$186 million (US$53 million tax expense) has been recognised reflecting the release of rehabilitation provisions and cash received.

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe nickel operations. The sale was completed on 10 February 2010. As a result of the sale, impairment charges recognised as exceptional items in the financial year ended 30 June 2009 have been partially reversed totalling US$611 million (US$183 million tax expense). In addition, certain obligations that remained with the Group were mitigated and related provisions released; together with minor net operating costs this resulted in a gain of US$42 million (US$13 million tax expense).

Continuing power supply constraints impacting the Group’s three Aluminium smelters in southern Africa, and temporary delays with the Guinea Alumina project, have given rise to charges for the impairment of property, plant and equipment and restructuring provisions. A total charge of US$298 million (US$12 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

Renegotiation of long term power supply arrangements in southern Africa have impacted the value of embedded derivatives contained within those arrangements. A total charge of US$229 million (US$50 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley (Zimbabwe), Beenup and Boodarie Iron (both Australia) and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and has been successful on all counts in the Federal Court and the Full Federal Court. The ATO has not sought to appeal the Boodarie Iron bad debt disallowance but has sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project. These outcomes have resulted in a release of US$128 million from the Group’s income tax provision. The special leave to appeal to the High Court is scheduled to be heard on 3 September 2010. The decision of the High Court at that time may result in an additional adjustment to the Group’s income tax provision.

Year ended 30 June 2010	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Pinal Creek rehabilitation	186	(53)	133
Disposal of the Ravensthorpe nickel operation	653	(196)	457
Restructuring of operations and deferral of projects	(298)	12	(286)
Renegotiation of power supply agreements	(229)	50	(179)
Release of income tax provisions	—	128	128

	312	(59)	253

BHP Billiton Results for the year ended 30 June 2010

Cash Flows

Net operating cash flow after interest and tax decreased by five per cent to US$17,920 million. This was primarily driven by changes in working capital balances having a negative year on year impact on operating cash flow of US$4,780 million; offset by higher levels of cash generated from operations (before changes in working capital balances) of US$2,874 million, lower net tax and royalty-related tax payments of US$528 million and a tax refund of US$552 million.

Capital and exploration expenditure totalled US$10,656 million for the period. Expenditure on major growth projects was US$7,655 million, including US$1,902 million on Petroleum projects and US$5,753 million on Minerals projects. Capital expenditure on sustaining and other items was US$1,668 million. Exploration expenditure was US$1,333 million, including US$303 million which has been capitalised.

Cash flows from investing activities included acquisitions of US$508 million relating to Athabasca Potash Inc. of US$323 million and United Minerals Corporation NL of US$185 million.

Financing cash flows include net debt repayments of US$485 million and dividend payments of US$4,618 million.

Net debt, comprising cash and interest-bearing liabilities, was US$3,308 million, a decrease of US$2,278 million, or 41 per cent, compared to 30 June 2009. Net gearing, which is the ratio of net debt to net debt plus net assets, was six per cent at 30 June 2010, compared with 12 per cent at 30 June 2009.

Dividend

BHP Billiton maintains a progressive dividend policy and our Board today declared a final dividend of 45 US cents per share. Together with the interim dividend of 42 US cents per share paid to shareholders on 23 March 2010, this brings the total dividend for the year to 87 US cents per share.

The dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade on JSE Limited, being 3 September 2010. Please note that all currency conversion elections must be registered by the Record Date, being 10 September 2010. Any currency conversion elections made after this date will not apply to this dividend.

The timetable in respect of this dividend will be:

Last day to trade cum dividend on JSE Limited and currency conversion into rand	3 September 2010
Ex-dividend Australian Securities Exchange (ASX) and JSE Limited (JSE)	6 September 2010
Ex-dividend London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	8 September 2010
Record date (including currency conversion and currency election dates, except for rand)	10 September 2010
Payment date	30 September 2010

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 6 and 10 September 2010, nor will transfers between the UK register and the South African register be permitted between the dates of 3 and 10 September 2010.

Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

News Release

Debt Management and Liquidity

No long term debt securities were issued in the debt capital markets during the year ended 30 June 2010. The Group has access to the US commercial paper market and an undrawn US$3.0 billion Revolving Credit Facility, which expires in October 2011. We have a strong liquidity position with US$12.5 billion of cash on hand, and have maintained our solid A credit rating throughout the year.

Corporate Governance

On 4 August 2009, the Board announced that Mr Jac Nasser would succeed Mr Don Argus as Chairman when Mr Argus retires as Chairman and a Non-executive Director in early 2010. On 24 February 2010, the Board announced that Mr Argus would retire as Chairman and a Non-executive Director on 30 March 2010 and Mr Nasser would assume the role of Chairman from that date.

Dr David Jenkins retired as a Non-executive Director with effect from the conclusion of the Annual General Meeting of BHP Billiton Limited on 26 November 2009.

On 24 November 2009, the Board announced the resignation of Dr David Morgan as a Non-executive Director with effect from that date.

On 29 January 2010, the Board announced the resignations of Mr Paul Anderson and Dr E Gail de Planque as Non-executive Directors with effect from 31 January 2010 and the appointments of Mr Malcolm Broomhead and Ms Carolyn Hewson as Non-executive Directors with effect from 31 March 2010.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups for the year ended 30 June 2010 and the corresponding prior year.

Year ended 30 June	Revenue			Underlying EBIT(i)
(US$M)	2010	2009	Change %	2010	2009	Change %
Petroleum	8,782	7,211	22	4,573	4,085	12
Aluminium	4,353	4,151	5	406	192	111
Base Metals	10,409	7,105	47	4,632	1,292	259
Diamonds and Specialty Products	1,272	896	42	485	145	234
Stainless Steel Materials	3,617	2,355	54	668	(854)	N/A
Iron Ore	11,139	10,048	11	6,001	6,229	(4)
Manganese	2,150	2,536	(15)	712	1,349	(47)
Metallurgical Coal	6,059	8,087	(25)	2,053	4,711	(56)
Energy Coal	4,265	6,524	(35)	730	1,460	(50)
Group and unallocated items(ii)	802	1,469	N/A	(541)	(395)	N/A
Less: inter-segment revenue	(50)	(171)	N/A	—	—	N/A
BHP Billiton Group	52,798	50,211	5	19,719	18,214	8

(i)	Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT is reconciled to Profit from operations on page 5.
(ii)	Includes consolidation adjustments, unallocated items and external sales from the Group’s freight, transport and logistics operations.

BHP Billiton Results for the year ended 30 June 2010

Petroleum

Underlying EBIT was US$4,573 million, an increase of US$488 million, or 12 per cent, compared to the prior year. The increase in underlying EBIT was primarily attributable to the growth in high margin crude volumes.

Total production of 159 million barrels of oil equivalent was a record and an increase of 21 million barrels of oil equivalent compared to the previous year. The 15 per cent increase in production reflected strong performance from BHP Billiton operated Shenzi and Pyrenees, the latter being delivered on schedule during the period. In addition, improved reservoir performance from Atlantis (USA) and an absence of weather related interruptions supported the strong production result.

Underlying EBIT also benefited from higher realised oil prices, which averaged US$73.05 per barrel for the year (compared with US$66.18 per barrel). The major offsetting factors were a lower average realised natural gas price of US$3.43 per thousand standard cubic feet (compared with US$3.57 per thousand standard cubic feet) and a lower average realised liquefied natural gas price of US$9.07 per thousand standard cubic feet (compared with $12.07 per thousand standard cubic feet).

Gross exploration expenditure was US$817 million, an increase of US$269 million compared to last year (US$548 million), primarily from increased drilling activity in the Gulf of Mexico (USA), Canada, Malaysia, the Falklands and the Philippines. Several exploration wells were not commercial and resulted in an increase in exploration expense of US$163 million (US$563 million compared to US$400 million in the prior year).

Drilling activities at Atlantis and Shenzi ceased during the June 2010 quarter due to the drilling moratorium currently in place in the deepwater Gulf of Mexico. BHP Billiton continues to monitor and assess the impact of the six month suspension of certain permitting and drilling activities. All other drilling operations outside of the Gulf of Mexico progressed as planned. Underlying EBIT was impacted by a $59 million charge related to idle rig time in the Gulf of Mexico for operated rigs. This is part of BHP Billiton’s ongoing management of rig contracts which included negotiating revised terms for the rigs during the moratorium and will provide BHP Billiton with continued access to the rigs and experienced crews when the moratorium ceases.

Aluminium

Underlying EBIT was US$406 million, an increase of US$214 million or 111 per cent over the prior financial year. Higher prices and premiums for aluminium had a favourable impact of US$253 million, which was partially offset by a US$19 million unfavourable impact of price-linked costs. The average LME aluminium price increased to US$2,018 per tonne (compared with US$1,862 per tonne). The average realised alumina price was US$291 per tonne for the year ended June 2010 (compared with US$286 per tonne).

Overall, operating costs were lower, mainly due to reduced raw material and energy costs. This was partially offset by a weaker US dollar against the Australian dollar and South African rand, and inflationary pressures in Australia, South Africa and Brazil.

Lower operational losses from Suriname in the year ended June 2010 increased Underlying EBIT by US$68 million.

Base Metals

Underlying EBIT was US$4,632 million, an increase of US$3,340 million or 259 per cent from the corresponding period. Higher average realised prices favourably impacted Underlying EBIT by US$3,977 million. Average realised prices for all of the key commodities in Base Metals, except uranium, were higher compared to last year.

Stronger production from Escondida following the successful repair of the Laguna Seca SAG mill contributed to higher earnings. However, that benefit was more than offset by lower copper sales due to the Clark Shaft incident at Olympic Dam and industrial disruptions at Spence.

News Release

The Clark Shaft accounts for approximately 75 per cent of Olympic Dam’s ore hoisting capacity. The incident impacted earnings by US$455 million but was partially offset by self insurance recoveries of US$297 million. The recommissioning of Olympic Dam’s Clark Shaft occurred during the final quarter of the year and has returned to full production.

Cost efficiency was favourably impacted by lower prices for key consumables including fuel and energy. This was offset by higher labour costs, including one-off bonus payments from collective labour negotiations completed during the year in the South American operations. Costs were also negatively impacted by the devaluation of the US dollar and inflation in Chile and Australia.

At 30 June 2010 the Group had 236,584 tonnes of outstanding copper sales that were revalued at a weighted average price of US$2.96 per pound. The final price of these sales will be determined in the 2011 financial year. In addition, 234,871 tonnes of copper sales from the 2009 financial year were subject to a finalisation adjustment in 2010. The finalisation adjustment and provisional pricing impact as at 30 June 2010 increased earnings by US$303 million for the year (compared to a loss of US$936 million in the year ended June 2009).

Diamonds and Specialty Products

Underlying EBIT was US$485 million, an increase of US$340 million or 234 per cent over the corresponding period. Strong operating earnings at EKATI (Canada) resulted from higher volumes and realised diamond prices and lower unit costs, due to the continued emphasis on cost control. There was also a decrease in exploration expense of US$43 million mainly due to reduced diamonds exploration activity. Potash exploration expenditure of US$73 million in Saskatchewan, Canada, was US$21 million lower for the year as the exploration work program for Jansen was completed in the corresponding period. Higher diamonds earnings were partially offset by a reduction in operating earnings in Titanium Minerals (South Africa) due to lower realised prices and higher energy costs.

Stainless Steel Materials

Underlying EBIT was US$668 million, an increase of US$1,522 million compared with the corresponding period. Higher average LME prices for nickel of US$8.81/lb (compared to US$6.03/lb) had a favourable impact on Underlying EBIT of US$1,171 million that was partly offset by a US$305 million unfavourable impact of price-linked costs.

Proactive portfolio restructuring and ongoing improvements at the operating level also contributed to the strong result. Lower operational losses from Yabulu and Ravensthorpe in the year ended June 2010 increased Underlying EBIT by US$458 million.

The Nickel West Kalgoorlie Smelter furnace rebuild and concurrent maintenance at the Nickel West Kwinana Refinery (both Australia) in the prior period set the platform for record total production at Nickel West in the year ended June 2010. Ongoing cost saving initiatives and lower labour costs were offset by the devaluation in the US dollar and inflation. Underlying EBIT also benefited from lower exploration and business development expenditure.

Iron Ore

Underlying EBIT was US$6,001 million, a decrease of US$228 million or four per cent compared with the corresponding period. Record production and sales were the major positive contributors, adding US$546 million to Underlying EBIT.

Overall operating costs were unfavourably impacted by a weaker US dollar, general inflationary pressure and the ongoing ramp-up of Western Australia RGP4, reducing Underlying EBIT by US$759 million. In addition, a provision that relates to proposed amendments to the Western Australian State Agreements reduced Underlying EBIT by US$126 million.

BHP Billiton Results for the year ended 30 June 2010

For the 2010 financial year, 39 per cent of Western Australia Iron Ore shipments on a wet metric tonne basis were priced on annually agreed terms, with the remainder sold on a shorter term basis. During the second half of the financial year, the old benchmark pricing system was substantially replaced by shorter term market based, landed pricing. Our expectation is that future Western Australia Iron Ore shipments will be priced on this basis.

Manganese

Underlying EBIT was US$712 million, a decrease of US$637 million or 47 per cent compared with the corresponding period. The decline was directly attributable to lower realised prices which reduced Underlying EBIT by US$1,680 million. In comparison to the year ended June 2009, average realised prices for ore fell by 46 per cent and alloy prices fell by 43 per cent. Offsetting this was the positive impact of price-linked costs of US$261 million.

The decrease in realised prices was partially offset by a demand driven rise in sales volumes that increased Underlying EBIT by US$799 million. Local operating costs were well controlled throughout the year although the impacts of inflation and a weaker US dollar mitigated any benefit.

All Manganese assets were running at full supply chain capacity at the end of the June 2010 quarter.

Metallurgical Coal

Underlying EBIT was US$2,053 million, a decrease of US$2,658 million or 56 per cent from the corresponding period. The decrease was mainly due to lower realised prices for hard coking coal (34 per cent), weak coking coal (33 per cent), and thermal coal (11 per cent). This was partly offset by a reduction in price-linked costs.

Record annual sales volumes were delivered despite wet weather disruptions in Queensland in the March 2010 quarter. Production for the year was higher due to improved operational and supply chain performance, supported by strong demand.

Operating costs were well controlled. However a weaker US dollar and inflationary pressure had an unfavourable impact of US$632 million on Underlying EBIT.

As with iron ore, the old benchmark system was substantially replaced by shorter term market based pricing. For the year ended June 2010, 34 per cent of metallurgical coal shipments were priced on a shorter term basis. The majority of product sold in the June 2010 quarter was priced in this manner.

Energy Coal

Underlying EBIT was US$730 million, a decrease of US$730 million or 50 per cent from the corresponding period. This was mainly due to lower average export prices which decreased earnings by US$535 million, offset by a US$76 million benefit related to price-linked costs. Dissolution of the Douglas Tavistock Joint Venture arrangement favourably impacted Underlying EBIT in the period.

Production was in line with the previous year with a 10 per cent increase in export sales attributable to the continued ramp up of the Klipspruit (South Africa) expansion and record production at Mt Arthur (Australia). Weaker production at New Mexico Coal (USA) reflected a downturn in demand from the dedicated power generators. Operating costs were well controlled despite the adverse impacts of a weaker US dollar and inflation.

Group and Unallocated items

Underlying EBIT was a loss of US$541 million. Self insurance claims related to the Clark Shaft incident at Olympic Dam decreased Underlying EBIT by US$297 million. A weaker US dollar had an unfavourable impact on Underlying EBIT of US$140 million.

News Release

The following notes explain the terms used throughout this profit release:

(1)	Underlying EBIT margin excludes the impact of third party product activities.

(2)	Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$4,794 million (excluding exceptional items of US$319 million) for the year ended 30 June 2010 and US$4,061 million for the year ended 30 June 2009 (excluding exceptional items of US$4,450 million). We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(3)	Underlying EBIT is used to reflect the underlying performance of BHP Billiton’s operations. Underlying EBIT is reconciled to Profit from operations on page 5.

(4)	Net operating cash flows are after net interest and taxation.

(5)	Net interest includes interest capitalised and excludes the effect of discounting on provisions and other liabilities, fair value change on hedged loans, fair value change on hedging derivatives, exchange variations on net debt and expected return on pension scheme assets.

(6)	Unless otherwise stated, production volumes exclude suspended and sold operations.

Forward-looking statements: Certain statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including statements regarding the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends,” “expects,” “anticipates,” “targets,” plans,” “estimates” and words of similar import. These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (“SEC”) (including in Annual Reports on Form 20-F) which are available at the SEC’s website (http://www.sec.gov). BHP Billiton undertakes no duty to update any forward-looking statements in this release.

This release is for information purposes only and should not be construed as either an offer to sell or a solicitation of an offer to buy or sell securities in any jurisdiction.

The offer to purchase all of the issued and outstanding common shares of PotashCorp (the “Offer”) is being made by BHP Billiton Development 2 (Canada) Limited (the “Offeror”), an indirect wholly-owned subsidiary of BHP Billiton Plc. This document is for information purposes only and does not constitute or form part of any offer to purchase or any solicitation of any offer to sell PotashCorp’s common shares. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and the circular, the letter of transmittal, the notice of guaranteed delivery and other related tender offer materials (the “Offer Materials”). In connection with the Offer, the Offeror, BHP Billiton Limited and BHP Billiton Plc have filed with the Canadian securities regulatory authorities the Offer Materials and have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Schedule TO”), including the Offer Materials.

THE OFFER MATERIALS AND THE SCHEDULE TO, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE OFFER MATERIALS AND OTHER DOCUMENTS FILED BY THE OFFEROR, BHP BILLITON LIMITED AND BHP BILLITON PLC WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV AND WITH THE CANADIAN SECURITIES REGULATORY AUTHORITIES AT WWW.SEDAR.COM. MATERIALS FILED WITH THE SEC OR THE CANADIAN SECURITIES REGULATORY AUTHORITIES MAY BE OBTAINED WITHOUT CHARGE AT BHP BILLITON’S WEBSITE, WWW.BHPBILLITON.COM, OR BY CONTACTING THE INFORMATION AGENTS FOR THE OFFER, MACKENZIE PARTNERS, INC. AND KINGSDALE SHAREHOLDER SERVICES INC., BY PHONE AT 1-800-322-2885 AND 1-866-851-3215, RESPECTIVELY, OR BY EMAIL AT potash@mackenziepartners.com, AND contactus@kingsdaleshareholder.com, RESPECTIVELY.

BHP Billiton Results for the year ended 30 June 2010

While the Offer is being made to all holders of PotashCorp common shares, the Offer is not being made or directed to, nor will deposits of PotashCorp common shares be accepted from or on behalf of, holders of PotashCorp common shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Brendan Harris, Investor Relations Tel: +61 3 9609 4323 Mobile: +61 437 134 814 email: Brendan.Harris@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Amanda Buckley, Media Relations

Tel: +61 3 9609 2209 Mobile: +61 419 801 349

email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations

Tel: +61 3 9609 2896 Mobile: +61 429 966 312

email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

email: Fiona.Martin2@bhpbilliton.com

Americas

Scott Espenshade, Investor Relations

Tel: +1 713 599 6431 Mobile: +1 713 208 8565

email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations

Tel: US +1 713 966 2907 or UK +44 20 7802 4033

Mobile: UK +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

News Release

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BHP BILLITON GROUP

FINANCIAL INFORMATION

For the year ended

30 June 2010

BHP Billiton Results for the Year ended 30 June 2010

The financial information included in this document for the year ended 30 June 2010 is unaudited and has been derived from the draft financial report of the BHP Billiton Group for the year ended 30 June 2010. The financial information does not constitute the Group’s full financial statements for the year ended 30 June 2010, which will be approved by the Board, reported on by the auditors, and subsequently filed with the UK Registrar of Companies and the Australian Securities and Investments Commission.

The financial information set out on pages 19 to 35 for the year end 30 June 2010 has been prepared on the basis of the accounting policies consistent with those applied in the 30 June 2009 financial statements contained within the Annual Report of the BHP Billiton Group, except for the following standards and interpretations which have been adopted for the year ended 30 June 2010:

•	Amendment to IFRS 2/AASB 2 ‘Share-based Payment’ which modifies the definition of vesting conditions and broadens the scope of accounting for cancellations of share-based payment arrangements.

•

Amendment to IFRS 3/AASB 3 ‘Business Combinations’. This amendment modifies the application of acquisition accounting for business combinations. Associated amendments to IAS 27/AASB 127 ‘Consolidated and Separate Financial Statements’ change the accounting for non-controlling interests.

•

IFRS 8/AASB 8 ‘Operating Segments’ which requires segment information to be determined on the same basis used for reporting to senior management. Segment results are therefore presented exclusive of exceptional items.

•

‘Improvements to IFRSs 2008’/AASB 2008-5 ‘Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ and AASB 2008-6 ‘Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project’ include a collection of minor amendments to IFRS.

•

IFRIC 18 ‘Transfers of Assets from Customers’ which provides guidance on how to account for items of property, plant and equipment received from customers, or cash received from customers to acquire/construct specific assets that will be used to supply goods or services.

The adoption of these standards did not have a material impact on the financial statements of the Group.

As a result of the Group applying IAS 1/AASB 101 ‘Presentation of Financial Statements’ (revised from 1 July 2009), the financial information includes a Consolidated Statement of Comprehensive Income (which replaces the Consolidated Statement of Recognised Income and Expenses) and a Consolidated Statement of Changes in Equity.

The comparative figures for the financial years ended 30 June 2009 and 30 June 2008 are not the statutory accounts of the BHP Billiton Group for those financial years. Those accounts have been reported on by the company’s auditors and delivered to the Registrar of Companies. The reports of the auditors were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates.

Where applicable, comparative figures have been adjusted to disclose them on the same basis as the current period figures. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

Financial Information

Consolidated Income Statement

for the year ended 30 June 2010

	Notes	Year ended 30 June 2010 US$M	Year ended 30 June 2009 US$M	Year ended 30 June 2008 US$M

Revenue
Group production		48,193	44,113	51,918
Third party products	1	4,605	6,098	7,555

Revenue	1	52,798	50,211	59,473
Other income		528	589	648
Expenses excluding net finance costs		(33,295)	(38,640)	(35,976)

Profit from operations		20,031	12,160	24,145

Comprising:
Group production		19,920	11,657	24,529
Third party products		111	503	(384)

		20,031	12,160	24,145

Financial income	4	215	309	293
Financial expenses	4	(674)	(852)	(955)

Net finance costs	4	(459)	(543)	(662)

Profit before taxation		19,572	11,617	23,483

Income tax expense		(6,112)	(4,784)	(6,798)
Royalty-related taxation (net of income tax benefit)		(451)	(495)	(723)

Total taxation expense	5	(6,563)	(5,279)	(7,521)

Profit after taxation		13,009	6,338	15,962

Profit attributable to non-controlling interests		287	461	572
Profit attributable to members of BHP Billiton Group		12,722	5,877	15,390

Earnings per ordinary share (basic) (US cents)	6	228.6	105.6	275.3
Earnings per ordinary share (diluted) (US cents)	6	227.8	105.4	274.8

Dividends per ordinary share – paid during the period (US cents)	7	83.0	82.0	56.0
Dividends per ordinary share – declared in respect of the period (US cents)	7	87.0	82.0	70.0

The accompanying notes form part of this financial information.

BHP Billiton Results for the Year ended 30 June 2010

Consolidated Statement of Comprehensive Income

for the year ended 30 June 2010

	Year ended 30 June 2010 US$M	Year ended 30 June 2009 US$M	Year ended 30 June 2008 US$M

Profit after taxation	13,009	6,338	15,962
Other comprehensive income
Actuarial losses on pension and medical schemes	(38)	(227)	(96)
Available for sale investments:
Net valuation gains/(losses) taken to equity	167	3	(76)
Net valuation losses transferred to the income statement	2	58	—
Cash flow hedges:
(Losses)/gains taken to equity	(15)	710	(383)
Realised losses transferred to the income statement	2	22	73
Unrealised gain transferred to the income statement	—	(48)	—
Gains transferred to the initial carrying amount of hedged items	—	(26)	(190)
Exchange fluctuations on translation of foreign operations taken to equity	1	27	(21)
Exchange fluctuations on translation of foreign operations transferred to the income statement	(10)	—	—
Tax recognised within other comprehensive income	111	(253)	306

Other comprehensive income for the year	220	266	(387)

Total comprehensive income	13,229	6,604	15,575

Attributable to non-controlling interests	294	458	571
Attributable to members of BHP Billiton Group	12,935	6,146	15,004

The accompanying notes form part of this financial information.

Financial Information

Consolidated Balance Sheet

as at 30 June 2010

	30 June 2010 US$M	30 June 2009 US$M

ASSETS
Current assets
Cash and cash equivalents	12,456	10,833
Trade and other receivables	6,543	5,153
Other financial assets	292	763
Inventories	5,334	4,821
Assets held for sale	—	213
Current tax assets	189	424
Other	320	279

Total current assets	25,134	22,486

Non-current assets
Trade and other receivables	1,381	762
Other financial assets	1,510	1,543
Inventories	343	200
Property, plant and equipment	55,576	49,032
Intangible assets	687	661
Deferred tax assets	4,053	3,910
Other	168	176

Total non-current assets	63,718	56,284

Total assets	88,852	78,770

LIABILITIES
Current liabilities
Trade and other payables	6,467	5,619
Interest bearing liabilities	2,191	1,094
Liabilities held for sale	—	363
Other financial liabilities	511	705
Current tax payable	1,685	1,931
Provisions	1,899	1,887
Deferred income	289	251

Total current liabilities	13,042	11,850

Non-current liabilities
Trade and other payables	469	187
Interest bearing liabilities	13,573	15,325
Other financial liabilities	266	142
Deferred tax liabilities	4,320	3,038
Provisions	7,433	7,032
Deferred income	420	485

Total non-current liabilities	26,481	26,209

Total liabilities	39,523	38,059

Net assets	49,329	40,711

EQUITY
Share capital – BHP Billiton Limited	1,227	1,227
Share capital – BHP Billiton Plc	1,116	1,116
Treasury shares	(525)	(525)
Reserves	1,906	1,305
Retained earnings	44,801	36,831

Total equity attributable to members of BHP Billiton Group	48,525	39,954
Non-controlling interests	804	757

Total equity	49,329	40,711

The accompanying notes form part of this financial information.

BHP Billiton Results for the Year ended 30 June 2010

Consolidated Cash Flow Statement

for the year ended 30 June 2010

	Year ended 30 June 2010 US$M	Year ended 30 June 2009 US$M	Year ended 30 June 2008 US$M
Operating activities
Profit before taxation	19,572	11,617	23,483
Adjustments for:
Non-cash exceptional items	(255)	5,460	137
Depreciation and amortisation expense	4,759	3,871	3,612
Exploration and evaluation expense (excluding impairment)	1,030	1,009	859
Net gain on sale of non-current assets	(114)	(38)	(129)
Impairments of property, plant and equipment, financial assets and intangibles	35	190	137
Employee share awards expense	170	185	97
Financial income and expenses	459	543	662
Other	(265)	(320)	(629)
Changes in assets and liabilities:
Trade and other receivables	(1,713)	4,894	(4,255)
Inventories	(571)	(116)	(1,313)
Trade and other payables	565	(847)	1,824
Net other financial assets and liabilities	(90)	(769)	526
Provisions and other liabilities	(306)	(497)	137

Cash generated from operations	23,276	25,182	25,148
Dividends received	20	30	51
Interest received	99	205	169
Interest paid	(520)	(519)	(799)
Income tax refunded	552	—	—
Income tax paid	(4,931)	(5,129)	(5,867)
Royalty related taxation paid	(576)	(906)	(885)

Net operating cash flows	17,920	18,863	17,817

Investing activities
Purchases of property, plant and equipment	(9,323)	(9,492)	(7,558)
Exploration expenditure (including amounts expensed)	(1,333)	(1,243)	(1,350)
Purchase of intangibles	(85)	(141)	(16)
Investment in financial assets	(152)	(40)	(166)
Investment in subsidiaries, operations and jointly controlled entities, net of their cash	(508)	(286)	(154)
Payment on sale of operations	(156)	(126)	—

Cash outflows from investing activities	(11,557)	(11,328)	(9,244)
Proceeds from sale of property, plant and equipment	132	164	43
Proceeds from sale of financial assets	34	96	59
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	376	17	78

Net investing cash flows	(11,015)	(11,051)	(9,064)

Financing activities
Proceeds from interest bearing liabilities	567	7,323	7,201
Proceeds from debt related instruments	103	354	342
Repayment of interest bearing liabilities	(1,155)	(3,748)	(7,951)
Proceeds from ordinary shares	12	29	24
Contributions from non-controlling interests	335	—	—
Purchase of shares by Employee Share Ownership Plan Trusts	(274)	(169)	(250)
Share buy-back – BHP Billiton Plc	—	—	(3,115)
Dividends paid	(4,618)	(4,563)	(3,135)
Dividends paid to non-controlling interests	(277)	(406)	(115)

Net financing cash flows	(5,307)	(1,180)	(6,999)

Net increase in cash and cash equivalents	1,598	6,632	1,754
Cash and cash equivalents, net of overdrafts, at beginning of year	10,831	4,173	2,398
Effect of foreign currency exchange rate changes on cash and cash equivalents	26	26	21

Cash and cash equivalents, net of overdrafts, at end of year	12,455	10,831	4,173

The accompanying notes form part of this financial information.

Financial Information

Consolidated Statement of Changes in Equity

for the year ended 30 June 2010

For the year ended 30 June 2010	Attributable to members of the BHP Billiton Group
US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity

Balance as at 1 July 2009	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711
Profit after taxation	—	—	—	—	12,722	12,722	287	13,009
Other comprehensive income:
Actuarial losses on pension and medical schemes	—	—	—	—	(38)	(38)	—	(38)
Net valuation gains on available for sale investments taken to equity	—	—	—	160	—	160	7	167
Net valuation gains on available for sale investments transferred to the income statement	—	—	—	2	—	2	—	2
Losses on cash flow hedges taken to equity	—	—	—	(15)	—	(15)	—	(15)
Realised losses on cash flow hedges transferred to the income statement	—	—	—	2	—	2	—	2
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	1	—	1	—	1
Exchange fluctuations on translation of foreign operations transferred to the income statement	—	—	—	(10)	—	(10)	—	(10)
Tax recognised with other comprehensive income	—	—	—	57	54	111	—	111

Total comprehensive income	—	—	—	197	12,738	12,935	294	13,229

Purchase of shares by ESOP Trusts net of employee contributions	—	—	(274)	—	—	(274)	—	(274)
Employee share awards exercised following vesting net of employee contributions	—	—	274	(88)	(178)	8	—	8
Employee share awards lapsed	—	—	—	(28)	28	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	170	—	170	—	170
Issue of share options to non-controlling interests	—	—	—	43	—	43	16	59
Distribution to option holders	—	—	—	(10)	—	(10)	(6)	(16)
Dividends paid	—	—	—	—	(4,618)	(4,618)	(277)	(4,895)
Transactions with owners – contributed equity	—	—	—	317	—	317	20	337

Balance as at 30 June 2010	1,227	1,116	(525)	1,906	44,801	48,525	804	49,329

The accompanying notes form part of this financial information.

BHP Billiton Results for the Year ended 30 June 2010

Consolidated Statement of Changes in Equity

for the year ended 30 June 2010 (continued)

For the year ended 30 June 2009	Attributable to members of the BHP Billiton Group
US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity

Balance as at 1 July 2008	1,227	1,116	(514)	750	35,756	38,335	708	39,043
Profit after taxation	—	—	—	—	5,877	5,877	461	6,338
Other comprehensive income:
Actuarial losses on pension and medical schemes	—	—	—	—	(224)	(224)	(3)	(227)
Net valuation gains on available for sale investments taken to equity	—	—	—	3	—	3	—	3
Net valuation gains on available for sale investments transferred to the income statement	—	—	—	58	—	58	—	58
Gains on cash flow hedges taken to equity	—	—	—	710	—	710	—	710
Realised losses on cash flow hedges transferred to the income statement	—	—	—	22	—	22	—	22
Unrealised gain on cash flow hedges transferred to the income statement	—	—	—	(48)	—	(48)	—	(48)
Gains on cash flow hedges transferred to initial carrying amount of hedged items	—	—	—	(26)	—	(26)	—	(26)
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	27	—	27	—	27
Tax recognised within other comprehensive income	—	—	—	(342)	89	(253)	—	(253)

Total comprehensive income	—	—	—	404	5,742	6,146	458	6,604

Purchase of shares by ESOP Trusts net of employee contributions	—	—	(169)	—	—	(169)	—	(169)
Employee share awards exercised following vesting net of employee contributions	—	—	158	(34)	(104)	20	—	20
Accrued employee entitlement for unvested awards	—	—	—	185	—	185	—	185
Dividends paid	—	—	—	—	(4,563)	(4,563)	(406)	(4,969)
Transactions with owners – contributed equity	—	—	—	—	—	—	(3)	(3)

Balance as at 30 June 2009	1,227	1,116	(525)	1,305	36,831	39,954	757	40,711

Financial Information

Consolidated Statement of Changes in Equity

for the year ended 30 June 2010 (continued)

For the year ended 30 June 2008	Attributable to members of the BHP Billiton Group
US$M	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non- controlling interests	Total equity

Balance as at 1 July 2007	1,221	1,183	(1,457)	991	27,729	29,667	251	29,918
Profit after taxation	—	—	—	—	15,390	15,390	572	15,962
Other comprehensive income:
Actuarial losses on pension and medical schemes	—	—	—	—	(95)	(95)	(1)	(96)
Net valuation losses on available for sale investments taken to equity	—	—	—	(76)	—	(76)	—	(76)
Losses on cash flow hedges taken to equity	—	—	—	(383)	—	(383)	—	(383)
Realised losses on cash flow hedges transferred to the income statement	—	—	—	73	—	73	—	73
Gains on cash flow hedges transferred to initial carrying amount of hedged items	—	—	—	(190)	—	(190)	—	(190)
Exchange fluctuations on translation of foreign operations taken to equity	—	—	—	(21)	—	(21)	—	(21)
Tax recognised within other comprehensive income	—	—	—	229	77	306	—	306

Total comprehensive income	—	—	—	(368)	15,372	15,004	571	15,575

Exercise of Employee Share Plan Options	6	—	—	—	—	6	—	6
BHP Billiton Plc shares bought back and cancelled	—	(67)	—	67	—	—	—	—
Purchase of shares by ESOP Trusts net of employee contributions	—	—	(250)	—	—	(250)	—	(250)
Employee share awards exercised following vesting net of employee contributions	—	—	260	(37)	(204)	19	—	19
Shares bought back	—	—	(3,075)	—	—	(3,075)	—	(3,075)
Shares cancelled	—	—	4,008	—	(4,008)	—	—	—
Accrued employee entitlement for unvested awards	—	—	—	97	—	97	—	97
Dividends paid	—	—	—	—	(3,133)	(3,133)	(113)	(3,246)
Transactions with owners – contributed equity	—	—	—	—	—	—	(1)	(1)

Balance as at 30 June 2008	1,227	1,116	(514)	750	35,756	38,335	708	39,043

BHP Billiton Results for the Year ended 30 June 2010

Notes to the Financial Information

1.	Segment reporting

Business segments

The Group operates nine Customer Sector Groups aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group:

Customer Sector Group	Principal activities

Petroleum	Exploration, development and production of oil and gas

Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal

Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold

Diamonds and Specialty Products	Mining of diamonds and titanium minerals; potash development

Stainless Steel Materials	Mining and production of nickel products

Iron Ore	Mining of iron ore

Manganese	Mining of manganese ore and production of manganese metal and alloys

Metallurgical Coal	Mining of metallurgical coal

Energy Coal	Mining of thermal (energy) coal

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

Financial Information

1.	Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2010
Revenue
Group production	8,682	2,948	9,528	1,272	3,311	10,964	2,143	6,019	3,214	—	48,081
Third party products	86	1,405	881	—	306	67	7	—	1,051	802	4,605
Rendering of services	3	—	—	—	—	69	—	40	—	—	112
Inter-segment revenue	11	—	—	—	—	39	—	—	—	(50)	—

Total revenue (a)	8,782	4,353	10,409	1,272	3,617	11,139	2,150	6,059	4,265	752	52,798

Underlying EBITDA (b)	6,571	684	5,393	648	1,085	6,496	784	2,363	971	(482)	24,513

Depreciation and amortisation	(1,998)	(278)	(729)	(163)	(427)	(495)	(72)	(309)	(228)	(60)	(4,759)
Impairment (losses)/reversals recognised	—	—	(32)	—	10	—	—	(1)	(13)	1	(35)

Underlying EBIT (b)	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719

Comprising:
Group production	4,570	393	4,639	485	646	6,003	717	2,053	642	(540)	19,608
Third party products	3	13	(7)	—	22	(2)	(5)	—	88	(1)	111

Underlying EBIT (b)	4,573	406	4,632	485	668	6,001	712	2,053	730	(541)	19,719

Net finance costs											(459)
Exceptional items											312

Profit before taxation											19,572

Capital expenditure	1,951	1,019	763	127	265	3,838	182	653	881	87	9,766

Total assets	12,733	8,078	14,970	2,588	4,507	13,592	2,082	5,597	5,425	19,280	88,852

Total liabilities	3,175	1,318	2,621	527	1,154	2,526	794	1,475	1,965	23,968	39,523

(a)	Revenue not attributable to reportable segments reflects sales of freight and fuel to third parties.
(b)	Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, amortisation and impairments.

BHP Billiton Results for the Year ended 30 June 2010

1.	Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2009
Revenue
Group production	6,924	3,219	6,616	896	2,202	9,815	2,473	7,988	3,830	—	43,963
Third party products	192	932	488	—	112	132	63	18	2,694	1,467	6,098
Rendering of services	6	—	—	—	—	61	—	81	—	2	150
Inter-segment revenue	89	—	1	—	41	40	—	—	—	(171)	—

Total revenue (a)	7,211	4,151	7,105	896	2,355	10,048	2,536	8,087	6,524	1,298	50,211

Underlying EBITDA (b)	5,456	476	1,994	370	(366)	6,631	1,397	4,988	1,676	(347)	22,275

Depreciation and amortisation	(1,288)	(298)	(663)	(222)	(439)	(384)	(48)	(277)	(210)	(42)	(3,871)
Impairment (losses)/reversals recognised	(83)	14	(39)	(3)	(49)	(18)	—	—	(6)	(6)	(190)

Underlying EBIT (b)	4,085	192	1,292	145	(854)	6,229	1,349	4,711	1,460	(395)	18,214

Comprising:
Group production	4,081	202	1,326	145	(905)	6,022	1,358	4,704	1,174	(396)	17,711
Third party products	4	(10)	(34)	—	51	207	(9)	7	286	1	503

Underlying EBIT (b)	4,085	192	1,292	145	(854)	6,229	1,349	4,711	1,460	(395)	18,214

Net finance costs											(543)
Exceptional items											(6,054)

Profit before taxation											11,617

Capital expenditure	1,905	863	1,018	112	685	1,922	279	1,562	876	114	9,336

Total assets	12,444	7,575	14,812	2,073	4,767	8,735	1,454	4,929	4,555	17,426	78,770

Total liabilities	3,388	1,242	2,995	292	1,482	1,501	571	1,249	2,004	23,335	38,059

Financial Information

1.	Segment reporting (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2008
Revenue
Group production	7,997	4,675	13,231	969	5,040	9,246	2,844	3,818	3,921	—	51,741
Third party products	254	1,071	1,543	—	48	108	68	61	2,639	1,763	7,555
Rendering of services	10	—	—	—	—	63	—	62	—	42	177
Inter-segment revenue	121	—	—	—	—	38	—	—	—	(159)	—

Total revenue (a)	8,382	5,746	14,774	969	5,088	9,455	2,912	3,941	6,560	1,646	59,473

Underlying EBITDA (b)	6,653	1,775	8,657	364	1,739	4,962	1,692	1,209	1,326	(346)	28,031

Depreciation and amortisation	(1,113)	(309)	(658)	(142)	(450)	(331)	(48)	(272)	(241)	(48)	(3,612)
Impairment (losses)/reversals recognised	(55)	(1)	(10)	(33)	(14)	—	—	—	(28)	4	(137)

Underlying EBIT (b)	5,485	1,465	7,989	189	1,275	4,631	1,644	937	1,057	(390)	24,282

Comprising:
Group production	5,483	1,445	8,190	189	1,275	4,748	1,644	941	1,146	(395)	24,666
Third party products	2	20	(201)	—	—	(117)	—	(4)	(89)	5	(384)

Underlying EBIT (b)	5,485	1,465	7,989	189	1,275	4,631	1,644	937	1,057	(390)	24,282

Net finance costs											(662)
Exceptional items											(137)

Profit before taxation											23,483

Capital expenditure	2,116	556	989	123	1,191	1,832	155	500	438	29	7,929

Total assets	11,874	7,672	15,356	1,964	8,477	8,656	1,688	3,916	5,173	11,232	76,008

Total liabilities	2,980	1,308	4,197	270	1,202	1,862	534	1,269	3,174	20,169	36,965

BHP Billiton Results for the Year ended 30 June 2010

1.	Segment reporting (continued)

Geographical information

Revenue by location of customer	2010 US$M	2009 US$M	2008 US$M
Australia	4,515	4,621	5,841
United Kingdom	1,289	3,042	3,091
Rest of Europe	8,554	7,764	11,258
China	13,236	9,873	11,670
Japan	5,336	7,138	6,885
Other Asia	9,840	9,280	10,111
North America	5,547	4,020	4,771
South America	2,013	1,652	2,640
Southern Africa	1,227	1,374	2,003
Rest of world	1,241	1,447	1,203

	52,798	50,211	59,473

Non-current assets by location of assets (a)	2010 US$M	2009 US$M	2008 US$M
Australia	35,267	28,779	28,166
United Kingdom	316	245	388
North America	7,143	7,382	7,050
South America	9,230	9,163	8,823
Southern Africa	5,466	4,286	3,883
Rest of world	733	976	1,084
Unallocated assets	5,563	5,453	4,934

	63,718	56,284	54,328

(a)	Non-current assets attributed to geographical locations exclude deferred tax assets and other financial assets.

2.	Exceptional items

Exceptional items are those items where their nature or amount is considered material to the financial report. Such items included within the Group profit for the period are detailed below.

Year ended 30 June 2010	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Pinal Creek rehabilitation	186	(53)	133
Disposal of Ravensthorpe nickel operations	653	(196)	457
Restructuring of operations and deferral of projects	(298)	12	(286)
Renegotiation of power supply agreements	(229)	50	(179)
Release of income tax provisions	—	128	128

	312	(59)	253

Pinal Creek rehabilitation:

On 22 February 2010 a settlement was reached in relation to the Pinal Creek (US) groundwater contamination which resulted in other parties taking on full responsibility for ground water remediation and partly funding the Group for past and future rehabilitation costs. As a result, a gain of US$186 million (US$53 million tax expense) has been recognised reflecting the release of rehabilitation provisions and cash received.

Financial Information

Disposal of Ravensthorpe nickel operations:

On 9 December 2009, the Group announced it had signed an agreement to sell the Ravensthorpe nickel operations (Australia). The sale was completed on 10 February 2010. As a result of the sale, impairment charges recognised as exceptional items in the financial year ended 30 June 2009 have been partially reversed totalling US$611 million (US$183 million tax expense). In addition, certain obligations that remained with the Group were mitigated and related provisions released; together with minor net operating costs this resulted in a gain of US$42 million (US$13 million tax expense).

Restructuring of operations and deferral of projects:

Continuing power supply constraints impacting the Group’s three Aluminium smelters in southern Africa, and temporary delays with the Guinea Alumina project, have given rise to charges for the impairment of property, plant and equipment and restructuring provisions. A total charge of US$298 million (US$12 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

Renegotiation of power supply arrangements:

Renegotiation of long term power supply arrangements in southern Africa have impacted the value of embedded derivatives contained within those arrangements. A total charge of US$229 million (US$50 million tax benefit) was recognised by the Group in the year ended 30 June 2010.

Release of income tax provisions:

The Australian Taxation Office (ATO) issued amended assessments in prior years denying bad debt deductions arising from the investments in Hartley, Beenup and Boodarie Iron and the denial of capital allowance claims made on the Boodarie Iron project. BHP Billiton lodged objections and has been successful on all counts in the Federal Court and the Full Federal Court. The ATO has not sought to appeal the Boodarie Iron bad debt disallowance but has sought special leave to appeal to the High Court in relation to the Beenup bad debt disallowance and the denial of the capital allowance claims on the Boodarie Iron project. These outcomes have resulted in a release of US$128 million from the Group’s income tax provision. The special leave to appeal to the High Court is scheduled to be heard on 3 September 2010. The decision of the High Court at that time may result in an additional adjustment to the Group’s income tax provision.

Year ended 30 June 2009	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Suspension of Ravensthorpe nickel operations	(3,615)	1,076	(2,539)
Announced sale of Yabulu refinery	(510)	(175)	(685)
Withdrawal or sale of other operations	(665)	(23)	(688)
Deferral of projects and restructuring of operations	(306)	86	(220)
Newcastle steelworks rehabilitation	(508)	152	(356)
Lapsed offers for Rio Tinto	(450)	93	(357)

	(6,054)	1,209	(4,845)

Suspension of Ravensthorpe nickel operations:

On 21 January 2009 the Group announced the suspension of operations at Ravensthorpe nickel operations and as a consequence stopped the processing of the mixed nickel cobalt hydroxide product at Yabulu (Australia). As a result, charges relating to impairment, increased provisions for contract cancellation, redundancy and other closure costs of US$3,615 million (US$1,076 million tax benefit) were recognised. This exceptional item did not include the loss from operations of Ravensthorpe nickel operations of US$173 million.

BHP Billiton Results for the Year ended 30 June 2010

Announced sale of Yabulu refinery:

On 3 July 2009 the Group announced the sale of the Yabulu nickel operations. As a result, impairment charges of US$510 million (US$nil tax benefit) were recognised in addition to those recognised on suspension of the Ravensthorpe nickel operations. As a result of the sale, deferred tax assets of US$175 million were no longer expected to be realised by the Group and were recognised as a charge to income tax expense. The remaining assets and liabilities of the Yabulu operations were classified as held for sale as at 30 June 2009.

Withdrawal or sale of other operations:

As part of the Group’s regular review of the long term viability of operations, a total charge of US$665 million (US$23 million tax expense) was recognised primarily in relation to the decisions to cease development of the Maruwai Haju trial mine (Indonesia), sell the Suriname operations, suspend copper sulphide mining operations at Pinto Valley (US) and cease the pre-feasibility study at Corridor Sands (Mozambique). The remaining assets and liabilities of the Suriname operations were classified as held for sale as at 30 June 2009.

Deferral of projects and restructuring of operations:

As part of the Group’s regular review of the long term viability of continuing operations, a total charge of US$306 million (US$86 million tax benefit) was recognised primarily in relation to the deferral of expansions at the Nickel West operations (Australia), deferral of the Guinea Alumina project (Guinea) and the restructuring of the Bayside Aluminium Casthouse operations (South Africa).

Newcastle steelworks rehabilitation:

The Group recognised a charge of US$508 million (US$152 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations related to changes in the estimated volume of sediment in the Hunter River requiring remediation and treatment, and increases in estimated treatment costs.

Lapsed offers for Rio Tinto:

The Group’s offers for Rio Tinto lapsed on 27 November 2008 following the Board’s decision that it no longer believed that completion of the offers was in the best interests of BHP Billiton shareholders. The Group incurred fees associated with the US$55 billion debt facility (US$156 million cost, US$31 million tax benefit), investment bankers’, lawyers’ and accountants fees, printing expenses and other charges (US$294 million cost, US$62 million tax benefit) in progressing this matter over the eighteen months up to the lapsing of the offers which were expensed in the year ended 30 June 2009.

Year ended 30 June 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill	(137)	159	22

	(137)	159	22

Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill:

Tax losses incurred by WMC Resources Ltd (WMC) were not recognised as a deferred tax asset on acquisition pending a ruling application to the Australian Taxation Office. The ruling was issued confirming the availability of those losses. This resulted in the recognition of a deferred tax asset (US$197 million) and consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current exchange rates. As a further consequence, the Group recognised an expense for a corresponding reduction in goodwill measured at the exchange rate at the date of acquisition.

Financial Information

3.	Interests in jointly controlled entities

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date (a)			Contribution to profit after taxation
	2010%	2009%	2008%	2010 US$M	2009 US$M	2008 US$M
Mozal SARL	47.1	47.1	47.1	4	84	207
Compañia Minera Antamina SA	33.75	33.75	33.75	438	185	615
Minera Escondida Limitada	57.5	57.5	57.5	2,175	422	3,930
Samarco Mineracao SA	50	50	50	430	340	279
Carbones del Cerrejón LLC	33.33	33.33	33.33	172	243	183
Other (b)				(145)	159	90

Total				3,074	1,433	5,304

(a)	The ownership interest at the Group’s and the jointly controlled entity’s reporting date are the same. When the annual financial reporting date is different to the Group’s, financial information is obtained as at 30 June in order to report on a basis consistent with the Group’s reporting date.
(b)	Includes the impairment of property, plant and equipment at the Guinea Alumina project (ownership interest 33.3 per cent, 2009: 33.3 per cent, 2008: 33.3 per cent), the Group’s interest in the earnings of Richards Bay Minerals joint venture (ownership interest 37.76 per cent, 2009: 50 per cent; 2008: 50 per cent) and the results of other immaterial jointly controlled entities.

4.	Net finance costs

	2010 US$M	2009 US$M	2008 US$M
Financial expenses
Interest on bank loans and overdrafts	24	47	52
Interest on all other borrowings	460	527	670
Finance lease and hire purchase interest	14	15	14
Dividends on redeemable preference shares	—	1	1
Discounting on provisions and other liabilities	359	315	310
Discounting on post-retirement employee benefits	130	132	138
Interest capitalised (a)	(301)	(149)	(204)
Fair value change on hedged loans	131	390	259
Fair value change on hedging derivatives	(138)	(377)	(257)
Exchange variations on net debt	(5)	(49)	(28)

	674	852	955

Financial income
Interest income	(117)	(198)	(168)
Expected return on pension scheme assets	(98)	(111)	(125)

	(215)	(309)	(293)

Net finance costs	459	543	662

(a)	Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2010 the capitalisation rate was 3.5 per cent (2009: 4.25 per cent; 2008: 5.0 per cent).

BHP Billiton Results for the Year ended 30 June 2010

5.	Taxation

	2010 US$M	2009 US$M	2008 US$M
Taxation expense including royalty related taxation
UK taxation expense	178	319	217
Australian taxation expense	3,798	3,158	3,397
Overseas taxation expense	2,587	1,802	3,907

Total taxation expense	6,563	5,279	7,521

Total taxation expense including royalty related taxation and tax on exceptional items was US$6,563 million, representing an effective rate of 33.5 per cent (2009: 45.4 per cent, 2008: 32.0 per cent). Excluding the impacts of exceptional items the taxation expense was US$6,504 million (2009: US$6,488 million; 2008: US$7,680 million).

Exchange rate movements increased taxation expense by US$106 million (2009: increase of US$444 million, 2008: decrease of US$229 million) predominantly due to the revaluation of local currency tax liabilities and other monetary items which amounted to US$502 million. This was offset by the increase in the US dollar value of future tax depreciation of US$396 million.

Royalty-related taxation represents an effective rate of 2.3 per cent (2009: 4.3 per cent, 2008: 3.1 per cent). Excluding the impacts of royalty-related taxation, the impact of exchange rate movements and tax on exceptional items the underlying effective rate was 30.9 per cent (2009: 31.4 per cent, 2008: 30.4 per cent).

6.	Earnings per share

	2010	2009	2008
Basic earnings per ordinary share (US cents)	228.6	105.6	275.3
Diluted earnings per ordinary share (US cents)	227.8	105.4	274.8
Basic earnings per American Depositary Share (ADS) (US cents) (a)	457.2	211.2	550.6
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	455.6	210.8	549.6
Basic earnings (US$M)	12,722	5,877	15,390
Diluted earnings (US$M) (b)	12,743	5,899	15,402

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares	2010 Million	2009 Million	2008 Million
Basic earnings per ordinary share denominator	5,565	5,565	5,590
Shares and options contingently issuable under employee share ownership plans	30	33	15

Diluted earnings per ordinary share denominator	5,595	5,598	5,605

(a)	Each American Depositary Share (ADS) represents two ordinary shares.
(b)	Diluted earnings are calculated after adding back dividend equivalent payments of US$21 million (2009: US$22 million; 2008: US$12 million) that would not be made if potential ordinary shares were converted to fully paid.

Financial Information

7.	Dividends

		2010 US$M	2009 US$M	2008 US$M
Dividends paid during the period
BHP Billiton Limited		2,787	2,754	1,881
BHP Billiton Plc	– Ordinary shares	1,831	1,809	1,252
	– Preference shares (a)	—	—	—

		4,618	4,563	3,133

Dividends declared in respect of the period
BHP Billiton Limited		2,921	2,754	2,351
BHP Billiton Plc	– Ordinary shares	1,920	1,809	1,545
	– Preference shares (a)	—	—	—

		4,841	4,563	3,896

		2010 US cents	2009 US cents	2008 US cents
Dividends paid during the period (per share)
Prior year final dividend		41.0	41.0	27.0
Interim dividend		42.0	41.0	29.0

		83.0	82.0	56.0

Dividends declared in respect of the period (per share)
Interim dividend		42.0	41.0	29.0
Final dividend		45.0	41.0	41.0

		87.0	82.0	70.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 25 August 2010, BHP Billiton declared a final dividend of 45.0 US cents per share (US$2,504 million), which will be paid on 30 September 2010 (2009: 41.0 US cents per share – US$2,281 million; 2008: 41.0 US cents per shares – US$2,282 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2010 US$M	2009 US$M	2008 US$M
Franking credits as at 30 June	3,861	2,506	1,623
Franking credits arising from the payment of current tax payable	818	1,265	818

Total franking credits available (b)	4,679	3,771	2,441

(a)	5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (2009: 5.5 per cent; 30 2008: 5.5 per cent).
(b)	The payment of the final 2010 dividend declared after 30 June 2010 will reduce the franking account balance by US$648 million.

8.	Subsequent events

Other than the matters outlined elsewhere in this news release, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Newman, Australia

Preliminary Results

30 June 2010

Marius Kloppers Chief Executive Officer

Alex Vanselow Chief Financial Officer

25 August 2010

bhpbilliton

resourcing the future

Disclaimer

bhpbilliton

resourcing the future

Reliance on third party information

This document contains information, including information relating to PotashCorp, that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of such information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Forward looking statements

This document may contain, in addition to historical information, certain forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Offeror and BHP Billiton to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including the risk that all conditions of the Offer will not be satisfied. Many of these risks and uncertainties relate to factors that are beyond BHP Billiton’s ability to control or estimate precisely, such as future market conditions, changes in regulatory environment and the behaviour of other market participants. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2009 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. BHP Billiton cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. BHP Billiton disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

No offer of securities

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Non-GAAP financial information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and EBITDA in BHP Billiton’s financial information exclude any exceptional items. A reconciliation between Underlying EBIT and Profit from Operations is contained within the profit announcement, available at BHP Billiton’s website www.bhpbilliton.com.

PotashCorp offer

The offer to purchase all of the issued and outstanding common shares of PotashCorp (the “Offer”) is being made by BHP Billiton Development 2 (Canada) Limited (the “Offeror”), an indirect wholly-owned subsidiary of BHP Billiton Plc. This document is for information purposes only and does not constitute or form part of any offer to purchase or any solicitation of any offer to sell PotashCorp’s common shares. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and the circular, the letter of transmittal, the notice of guaranteed delivery and other related tender offer materials (the “Offer Materials”).

In connection with the Offer, the Offeror, BHP Billiton Limited and BHP Billiton Plc have filed with the Canadian securities regulatory authorities the Offer Materials and have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Schedule TO”), including the Offer Materials.

THE OFFER MATERIALS AND THE SCHEDULE TO, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE OFFER MATERIALS AND OTHER DOCUMENTS FILED BY THE OFFEROR, BHP BILLITON LIMITED AND BHP BILLITON PLC WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV AND WITH THE CANADIAN SECURITIES REGULATORY AUTHORITIES AT WWW.SEDAR.COM. MATERIALS FILED WITH THE SEC OR THE CANADIAN SECURITIES REGULATORY AUTHORITIES MAY BE OBTAINED WITHOUT CHARGE AT BHP BILLITON’S WEBSITE, WWW.BHPBILLITON.COM, OR BY CONTACTING THE INFORMATION AGENTS FOR THE OFFER, MACKENZIE PARTNERS, INC. AND KINGSDALE SHAREHOLDER SERVICES INC., BY PHONE AT 1-800-322-2885 AND 1-866-851-3215, RESPECTIVELY, OR BY EMAIL AT potash@mackenziepartners.com, AND contactus@kingsdaleshareholder.com, RESPECTIVELY.

While the Offer is being made to all holders of PotashCorp common shares, the Offer is not being made or directed to, nor will deposits of PotashCorp common shares be accepted from or on behalf of, holders of PotashCorp common shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of any member of the BHP Billiton Group, PotashCorp or the enlarged BHP Billiton Group following completion of the Offer unless otherwise stated.

Preliminary Results, 25 August 2010

Slide 2

Middelburg, South Africa

Preliminary Results

30 June 2010

Marius Kloppers Chief Executive Officer

bhpbilliton

resourcing the future

Financial results

bhpbilliton

resourcing the future

• Underlying EBITDA of US$24.5 billion, up 10%

• Underlying EBIT of US$19.7 billion, up 8%

• Attributable profit (excluding exceptionals) of US$12.5 billion, up 16%

• Net operating cash flow of US$17.9 billion

• Earnings per share (excluding exceptionals) of 224.1 US cents

• Final dividend of 45 US cents per share

• Strong financial position – Net gearing at 6%

Preliminary Results, 25 August 2010

Slide 4

Operating review

bhpbilliton

resourcing the future

• Safety

• Record production in key commodities

– Petroleum and Iron Ore

• Five new projects commissioned

– RGP4, Alumar, Klipspruit, Newcastle Third Port, Pyrenees

• Continued investment in organic growth

– US$2.9 billion approved for projects and pre-commitments

• Regulatory review of WA Iron Ore

Production Joint Venture ongoing

Pyrenees, Australia

Preliminary Results, 25 August 2010

Slide 5

Antamina, Peru

Preliminary Results

30 June 2010

Alex Vanselow Chief Financial Officer

bhpbilliton

resourcing the future

(US$ billion)
22.0
19.0
16.0
13.0
10.0
Uncontrollable
Controllable
18.2
1.0
(2.5)
16.7
1.9
1.0
0.0
0.6
(0.5)
19.7
18% YoY
FY09
Price (a)
Exchange & inflation
Sub-total
Volume
New operations
Costs (b)
Portfolio management (c)
Other
FY10

Preliminary Results, 25 August 2010 Slide 7

Underlying EBIT analysis

Year ended June 2010 vs June 2009

bhpbilliton

resourcing the future

(US$ billion)

22.0

Uncontrollable Controllable

0.6

1.0 19.7 1.0 0.0 (0.5)

19.0 1.9

18.2

16.7

16.0 (2.5)

18% YoY

13.0

10.0

FY09 Price(a) Exchange & inflation Sub-total Volume New operations Costs(b) Portfolio management(c) Other FY10

(a) Including the positive impact of price-linked costs.

(b) Excluding the impact of inflation, foreign exchange and price-linked costs, includes one-off items.

(c) Including the impact of asset sales and ceased and sold operations.

Preliminary Results, 25 August 2010

Slide 7

Successfully managing our costs

Cost variance[a]
(FY10, US$ million)

300
150
0
(150)
(300)
(450)
(600)
Uncontrollable
Controllable
(483)
548
65
64
(76)
(270)
(217)
219
2
US$282 million saving
Raw materials, logistics & freight
One-off
Sub-total uncontrollable
Other
Labour & maintenance
Operating performance
Total cash costs variance
Non cash costs
Total costs variance

Preliminary Results, 25 August 2010 Slide 8

Successfully managing our costs

bhpbilliton

resourcing the future

Cost variance(a)

(FY10, US$ million)

300

Uncontrollable

Controllable

64 150 548 65

(76) 219 2 0

(150)

(270) (217) (300)

US$282 million saving

(450)

(483) (600)

Raw materials, logistics & freight

One-off

Sub-total uncontrollable

Other

Labour & maintenance

Operating performance

Total cash costs variance

Non cash costs

Total costs variance

(a) Excluding the impact of inflation, foreign exchange and price-linked costs.

Preliminary Results, 25 August 2010

Slide 8

A uniquely diversified portfolio

Underlying EBIT[(a)]
(FY10, US$ billion)
21
18
15
12
9
6
3
0
Metallurgical Coal
Manganese
Iron Ore
SSM
D&SP
Base Metals
Aluminium
Energy Coal
Petroleum
Ferrous
(43.5%)
Non Ferrous
(30.6%)
Energy
(25.9%)

(a) Excludes third party trading.

Preliminary Results, 25 August 2010
Slide 9

A uniquely diversified portfolio

bhpbilliton

resourcing the future

Underlying EBIT(a)

(FY10, US$ billion) 21

Metallurgical Coal

18 Manganese

Ferrous

15 (43.5%)

Iron Ore

12

SSM D&SP

9 Non Ferrous

Base Metals (30.6%) 6 Aluminium Energy Coal

3 Energy

Petroleum (25.9%)

0

Underlying EBIT margin(a)

(FY10, %)

Metallurgical Coal 34% Manganese 33% Iron Ore 54% SSM 20% D&SP 38% Base Metals 49% Aluminium 13% Energy Coal 20% Petroleum 53%

(a) Excludes third party trading.

Preliminary Results, 25 August 2010

Slide 9

Successful execution of a well defined and simple strategy

bhpbilliton

resourcing the future

Diversified peer production comparison – June 2010

(Copper equivalent units(a) – Indexed to 100, for the quarter ended September 2008)

120

BHP Billiton

Peer group

100

80

60

Sep 08 Dec 08 Mar 09 Jun 09 Sep 09 Dec 09 Mar 10 Jun 10

(a) Copper equivalent units based on 30 June 2010 spot prices where available.

Preliminary Results, 25 August 2010

Slide 10

A strong balance sheet creates opportunities

bhpbilliton

resourcing the future

1 Return on capital and EBIT margin

(US$ billion)

50 Return on capital EBIT margin

25

0

FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10

2 Net operating cash flow

(US$ billion)

CAGR: 21%

20 H1

H2

10

0

FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10

3 Balance sheet

Net gearing (%)

20

0

FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10

4 Investment(a) and cash dividends

(US$ billion) Dividends CAGR: 25%

20 Dividends Investment CAGR: 18%

Investment

10

0

FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10

All periods exclude third party trading and exceptional items.

Calculated on the basis of UKGAAP for periods prior to FY05.

(a) Investment includes capital and exploration expenditure and acquisitions.

Preliminary Results, 25 August 2010

Slide 11

Preserving our financial flexibility

bhpbilliton

resourcing the future

• Committed facility of US$45 billion

• BHP Billiton remains committed to maintaining a solid A credit rating

• Commitment to a progressive dividend policy

• Preserves financial flexibility

Tranche A Term Facility B Term Facility B Revolving Facility C Revolving Facility

Amount US$25bn US$10bn US$5bn US$5bn

Tenor 1 + 1 year 3 year 3 year 4 year

Repayment Bullet Bullet Bullet Bullet

Initial margin (bps) p.a. 70 110 110 130

Preliminary Results, 25 August 2010

Slide 12

The largest corporate taxpayer in Australia

bhpbilliton

resourcing the future

BHP Billiton is the largest corporate taxpayer in Australia

Continues a pattern of paying significant taxes in Australia

– A$5.5 billion paid in FY10

– A$29 billion paid since FY04

Total tax payments as a % of profits of Australian operations(a): – in FY10 was 46% – in relation to FY04 – FY10 was 42%

Composition of Australian taxes paid

FY04 – FY10

Production taxes(b) 19%

Company tax Royalties 55% 26%

(a) BHP Billiton’s share of total tax payments (i.e. company tax, royalties and production taxes) as a percentage of BHP Billiton’s share of the accounting profit from continuing Australian operations.

(b) Production taxes include PRRT and excise paid on certain Australian Petroleum operations.

Preliminary Results, 25 August 2010

Slide 13

Escondida, Chile

Preliminary Results

30 June 2010

Marius Kloppers Chief Executive Officer

bhpbilliton

resourcing the future

Market volatility continues

bhpbilliton

resourcing the future

VIX index S&P 500

(Daily %)

80 60 40 20

0

Jun 06 Jun 07 Jun 08 Jun 09 Jun 10

Source: S&P 500.

PMI

(%) 65

55

China India Japan US

35 Germany Eurozone

25

Jun 06 Jun 07 Jun 08 Jun 09 Jun 10

Source: Purchasing Managers Index from individual country publications and MARKIT Economics.

Preliminary Results, 25 August 2010

Slide 15

OECD debt levels remain a fundamental issue

bhpbilliton

resourcing the future

US borrowing flows by sector (annualised)

(US$ billion)

3,000 2,000 1,000 0 (1,000)

Government

Business Household

Q1 99 Q1 00 Q1 01 Q1 02 Q1 03 Q1 04 Q1 05 Q1 06 Q1 07 Q1 08 Q1 09 Q1 10

Annualised borrowing calculated from the quarterly change in debt outstanding. Source: US Federal Reserve Flow of Funds.

Preliminary Results, 25 August 2010

Slide 16

Spending cuts are likely to impact growth

bhpbilliton

resourcing the future

Eurozone (Area 16) government expenditure/revenue

(€ billion, quarterly data annualised)

4,600 4,300 4,000 3,700 3,400

Expenditure

Revenues

CY06 CY07 CY08 CY09 CY10

Source: eurostat.

Preliminary Results, 25 August 2010

Slide 17

China is also slowing its economy near term

bhpbilliton

resourcing the future

Money supply (M1) and credit growth

(YoY %)

40 30 20 10 0

M1

Loan growth

Jun 05 Dec 05 Jun 06 Dec 06 Jun 07 Dec 07 Jun 08 Dec 08 Jun 09 Dec 09 Jun 10

Source: CEIC.

Preliminary Results, 25 August 2010

Slide 18

Significant progress towards market pricing in key bulk commodities

China spot iron ore price
(US$/dmt)

Source: Platts, Bloomberg, Steelhome, BHP Billiton analysis.

100%
80%
60%
40%
20%
0%
Quarter 1 FY10 (Jul-Sep 09)
Quarter 2 FY10 (Oct-Dec 09)
Quarter 3 FY10 (Jan-Mar 10)
Quarter 4 FY10 (Apr-Jun 10)
Benchmark
Market Reference

Source: BHP Billiton iron ore sales analysis.

Preliminary Results, 25 August 2010

Slide 19

Significant progress towards market pricing in key bulk commodities bhpbilliton

resourcing the future

China spot iron ore price

(US$/dmt)

Breakdown of FY10 iron ore sales

(Volume as a % of total)

Tangshan (66% Fe)

Platts CFR China (62% Fe)

Platts FOB WA (62% Fe)

Platts CFR China Forward Curve

Platts FOB WA Forward Curve

280

220

160

40

Jan 07

Jan 08

Jan 09

Jan 10

Jan 11

100%

80%

60%

40%

20%

0%

Quarter 1 Quarter 2 Quarter 3 Quarter 4 FY10 FY10 FY10 FY10 (Jul-Sep 09) (Oct-Dec 09) (Jan-Mar 10) (Apr-Jun 10)

Benchmark Market Reference

Source: Platts, Bloomberg, Steelhome, BHP Billiton analysis.

Source: BHP Billiton iron ore sales analysis.

Preliminary Results, 25 August 2010

Slide 19

Diversification delivers healthy margins despite significant volatility bhpbilliton

resourcing the future

EBIT margin(a)

(%)

70 60 50 40 30 20 10 0

FY02 (b) FY03 FY04 FY05 FY06 FY07 FY08 FY09 (b) FY10

Petroleum Aluminium Base Metals D&SP

SSM Iron Ore

Manganese Metcoal Energy Coal Total

(a) Calculated on the basis of UKGAAP for periods prior to FY05, except for the exclusion of PRRT from Petroleum and BHP Billiton Group results for all periods. All periods exclude third party trading activities.

(b) Negative margins are not shown as the y-axis is set at zero. SSM had a negative EBIT margin in FY02 and FY09.

Preliminary Results, 25 August 2010

Slide 20

A compelling offer for a Tier 1 business

bhpbilliton

resourcing the future

Accelerates our entry into fertilisers

Potash is an attractive commodity

PotashCorp has Tier 1 assets

Further diversifies the portfolio

Fully funded offer which preserves financial flexibility

We remain committed to a solid A credit rating

Saskatchewan

Patience Lake Cory Lanigan Allan Esterhazy

Rocanville

Saskatchewan

New Brunswick

Sussex

Potash Assets Phosphate Assets Nitrogen Assets

Preliminary Results, 25 August 2010

Slide 21

We are well positioned

bhpbilliton

resourcing the future

The baseline strategy is unchanged

We have delivered another strong set of results

Our unique portfolio positions us to deliver superior margins and returns

The acquisition of PotashCorp is consistent with our strategy

Port Hedland, Australia

Preliminary Results, 25 August 2010

Slide 22

bhpbilliton

resourcing the future

Appendix

bhpbilliton

resourcing the future

Impact of major volume changes Year ended June 2010 vs June 2009 bhpbilliton

resourcing the future

Total Volume Variance(a) – US$2,902 million

(US$ million)

1,000

800

600

400

200

0

(200)

Petroleum 882

Manganese 799

Iron Ore 546

Met Coal 473

D&SP

Energy Coal 108

Other (83)

(a) Volume variances calculated using previous year margin and includes new operations.

Preliminary Results, 25 August 2010

Slide 25

Impact of major commodity price movements Year ended June 2010 vs June 2009 bhpbilliton

resourcing the future

Total Price Variance(a) – US$1,019 million

(US$ million)

5,000 4,000 3,000 2,000 1,000 0 (1,000) (2,000) (3,000) (4,000)

Copper 3,943

Nickel

866 Aluminium

Iron Ore Other

Petroleum 234 224 109 45

Energy Coal (460)

Manganese (1,419)

Met Coal (2,523)

(a) Including the positive impact of price-linked costs.

Preliminary Results, 25 August 2010

Slide 26

Rate of cost decrease

bhpbilliton

resourcing the future

Operating cost movement relative to preceding year(a)

(%)

14.0

10.0

6.0

2.0

(2.0)

(6.0)

Total

Excluding non-cash

9.0

8.5

7.6

6.8

5.3

4.3

3.6

4.3

0.0

(0.7)

FY06 FY07 FY08 FY09 FY10

(a) Excluding the impact of inflation, foreign exchange, price-linked costs and third party trading.

Preliminary Results, 25 August 2010

Slide 27

Summary of key FX components in tax expense/(income)

Restatement of	June 2010 Expense / (Income) US$ million	June 2009 Expense / (Income) US$ million
Current Tax Payable	266	(885)
Deferred Tax Balances on Fixed Assets	(396)	1,566
Deferred Tax Balances on US$ Debt	289	(156)
Deferred Tax Balances on Timing Differences	(27)	(131)
Other Items	(26)	50
Total	**106**	**444**

Preliminary Results, 25 August 2010

Slide 28

Summary of key FX components in tax expense/(income)

bhpbilliton

resourcing the future

Restatement of

Current Tax Payable

Deferred Tax Balances on Fixed Assets Deferred Tax Balances on US$ Debt Deferred Tax Balances on Timing Differences Other Items

Total

June 2010 Expense / (Income)

US$ million

(396) 289 (27) (26)

106

June 2009 Expense / (Income)

US$ million

(885)

1,566 (156) (131) 50

Preliminary Results, 25 August 2010

Slide 28

Cash flow

bhpbilliton
resourcing the future

Year Ended 30 June (US$ million)	2010	2009
Operating Cash Flow and Dividends	23,296	25,212
Net Interest Paid	(421)	(314)
Tax Paid [(a)]	(5,507)	(6,035)
Tax Refunded	552	-
Net Operating Cash Flow	**17,920**	**18,863**
Capital Expenditure	(9,323)	(9,492)
Exploration Expenditure	(1,333)	(1,243)
Purchases of Investments and Other Assets	(901)	(593)
Proceeds from Sale of Fixed Assets & Investments	542	277
Net Cash Flow Before Dividends and Funding	**6,905**	**7,812**
Dividends Paid [(b)]	(4,895)	(4,969)
Net Cash Flow Before Funding & Buy-backs	**2,010**	**2,843**

Preliminary Results, 25 August 2010 Slide 29

Cash flow

bhpbilliton

resourcing the future

Year Ended 30 June (US$ million)

Operating Cash Flow and Dividends Net Interest Paid Tax Paid (a) Tax Refunded

Net Operating Cash Flow

Capital Expenditure Exploration Expenditure

Purchases of Investments and Other Assets Proceeds from Sale of Fixed Assets & Investments

Net Cash Flow Before Dividends and Funding

Dividends Paid (b)

Net Cash Flow Before Funding & Buy-backs

2010

23,296

(421)

(5,507)

552

17,920

(9,323)

(1,333)

(901)

6,905

(4,895)

2,010

2009

25,212

(314)

(6,035)

-

18,863

(9,492)

(1,243)

(593)

277

7,812

(4,969)

2,843

(a) Includes royalty related taxes paid.

(b) Includes dividends paid to minority interests.

Preliminary Results, 25 August 2010

Slide 29

Capital and Exploration Expenditure

bhpbilliton

resourcing the future

US$ billion FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11F

Growth 1.9 2.0 1.7 2.6 4.0 5.5 6.1 7.3 8.1

Sustaining and Other 0.8 0.7 0.9 1.3 2.1 1.6 1.8 2.0 1.7

Exploration 0.4 0.3 0.5 0.5 0.8 0.8 1.4 1.3 1.3

Total 3.1 3.0 3.1 4.4 6.9 7.9 9.3 10.6 11.1 15.0

(US$ billion)

18 15 12 9 6 3 0

Exploration Sustaining Capex Growth Expenditure

FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11F

Calculated on the basis of UKGAAP for periods prior to FY05.

Preliminary Results, 25 August 2010

Slide 30

Maintenance of a deep, diversified inventory of growth options bhpbilliton
resourcing the future

Future Options(a)
Feasibility
Execution
Potash – Jansen Phase 3
Navajo South
Saraji Exp
Potash – Young
Browse LNG
Yeelirrie
Saraji East
West Africa Exploration
Thebe
Olympic Dam Project 3+
Mt Arthur Coal (MACX)
Atlantis N2B
Potash – Jansen Phase 2
IndoMet Coal
Wards Well
WA Iron Ore Quantum 2
CMSA Heap Leach 1
Olympic Dam Project 2
Red Hill UG
Potash - Burr
Gabon
Caroona
Blackwater UG
Escondida OGP 1
Kennedy
Potash - Boulder
Nimba
DRC Smelter
Potash Ports
Resolution
Mt Arthur Coal (UG)
GEMCO Exp 2
Potash – Jansen Phase 1
Knotty Head
NWS GWF
Scarborough
RBM
Spence Hypogene
Mad Dog Phase 2
EKATI
WA Iron Ore Quantum 1
Potash - Other
Rail and Port Expansion
Boffa/ Santou Refinery
Goonyella Expansions
Newcastle Third Port Exp 3
Olympic Dam Project 1
Laguna Seca
Caval Ridge
Samarco 4
HPX3
Guinea Alumina
Macedon
Daunia
Cerrejon Opt Exp
WA Iron Ore RGP 6
NWS CWLH
Worsley E&G
Kipper
WA Iron Ore RGP 5
Newcastle Third Port Exp 2
Turrum
Angostura Gas
NWS Nth Rankin B
Antamina Exp
MAC20
Douglas-Middelburg
As at 19 August 2010
Proposed capital expenditure
≤$500m
$501m-$2bn
$2bn+
CSG
Petroleum
D&SP
Manganese
Aluminium
SSM
Met Coal
Base Metals
Iron Ore
Energy Coal

Preliminary Results, 25 August 2010 Slide 31

Maintenance of a deep, diversified inventory of growth options bhpbilliton

resourcing the future

Future Options(a)

Potash – Jansen Phase 3

West Africa Exploration

Olympic Dam Project 2

Potash

- Boulder

WA Iron Ore Quantum 1

Knotty Head

Navajo South

Thebe

IndoMet Coal

Red Hill UG

Nimba

Potash - Other

NWS GWF

Saraji Exp

Olympic Dam Project 3+

Potash - Burr

Gabon

DRC Smelter

Scarborough

Rail and Port Expansion

Potash –Young

Caroona

Wards Well

Resolution

RBM

Spence Hypogene

Boffa/ Santou Refinery

Goonyella Expansions

Mt Arthur Coal (MACX)

Browse LNG

Yeelirrie

Atlantis N2B

Saraji East

Potash – Jansen Phase 2

CMSA Heap Leach 1

WA Iron Ore Quantum 2

Escondida

OGP 1

Blackwater UG

GEMCO Exp 2

Mt Arthur Coal (UG)

Kennedy

Potash – Jansen Phase 1

Mad Dog Phase 2

EKATI

Olympic Dam Project 1

Newcastle Third Port Exp 3

Feasibility Execution

Laguna Seca

Samarco 4

Guinea Alumina

Daunia

WA Iron Ore RGP 6

Caval Ridge

HPX3

Macedon

Cerrejon Opt Exp

NWS CWLH

Kipper

WA Iron Ore RGP 5

Turrum

NWS Nth Rankin B

MAC20

Worsley E&G

Newcastle Third Port Exp 2

Angostura Gas

Antamina Exp

Douglas-Middelburg

As at 19 August 2010 Proposed capital expenditure

≤$500m $501m-$2bn $2bn+

CSG

Petroleum Aluminium Base Metals

D&SP SSM Iron Ore

Manganese Met Coal Energy Coal

(a) Placement of Future Options not indicative of project schedule.

Preliminary Results, 25 August 2010

Slide 31

Maturity profile analysis

bhpbilliton

resourcing the future

Debt Balances(a)

(US$ million(b))

2,800

2,400

2,000

1,600

1,200

400

0

2011 2012 2013 2014 2015 2016 2017 2018 2019 Post 2020

US$ Bonds Euro Bonds Bank Debt CP Issuance Jointly Controlled Entities(c) Subsidiaries(d)

% of Portfolio 57% 31% 0% 0% 10% 2%

Capital Markets 88% Bank Supported 0% Asset Financing 12%

(a) Based on debt balances as at 30 June 2010.

(b) All debt balances are shown in US$ million and based on financial years.

(c) Jointly Controlled Entity (‘JCE’) debt represents BHP Billiton share of the total JCE debt excluding debt provided by BHP Billiton. (d) Subsidiary debt represents BHP Billiton share of subsidiary debt based on BHP Billiton effective interest.

Preliminary Results, 25 August 2010

Slide 32

Key net profit sensitivities

bhpbilliton

resourcing the future

Approximate impact(a) on FY11 net profit after tax of changes of US$ million

US$1/t on iron ore price 85

US$1/bbl on oil price 40

US$1/t on metallurgical coal price 20

US¢1/lb on aluminium price 20

US¢1/lb on copper price 20

US$1/t on energy coal price 20

US¢1/lb on nickel price 2

AUD (US¢1/A$) operations(b) 95

RAND (0.2 Rand/US$) operations(b) 35

(a) Assumes total volumes exposed to price.

(b) Impact based on average exchange rate for the period.

Preliminary Results, 25 August 2010

Slide 33